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Austin Gold Reports Kelly Creek Drilling Results

October 3, 2022

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) has received all analytical results for the four exploration drill holes completed during August at its Kelly Creek project, Humboldt County, Nevada.

Totalling 1062 m (3485 ft) of rotary-reverse circulation drilling, the holes were designed to drill beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover.  Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 457 m (1500 ft).  All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned are 0.087 g/t and 0.056 g/t.  Austin is compiling and interpreting this information to determine its next steps at Kelly Creek.

Austin continues to advance permitting for drilling programs at its Fourmile Basin Project, Nye County, Nevada, and Stockade Mountain Project, Malheur County, Oregon.  At Fourmile Basin, the target is the source of gold/silver mineralized float that occurs over a large portion of the project area.  At Stockade Mountain, the drilling program will test beneath high-level gold/silver-bearing stockworks mineralization encountered in historical drill holes for high-grade vein deposits formed deeper in the hydrothermal system.  Historical drill intercepts include 7.6 m (25 ft) averaging 2.784 g/t gold and 4.6 m (15 ft) averaging 1.385 g/t gold.

Austin Gold Corp. is fully funded for all planned exploration programs, having completed its initial public offering in May 2022.  Furthermore, Austin is actively reviewing other projects that have the discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has four projects in Nevada, located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada (Kelly Creek Project), the Independence-Jerritt Canyon gold trend in Elko County, Nevada (Lone Mountain Project), the Carlin gold trend in Elko County, Nevada (Miller Project), and in Nye County, Nevada, situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (Fourmile Basin Project). Collectively, these Nevada properties comprise 136.3 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 27.5 km2 of unpatented mining claims situated in the same geological environment as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Corporate Secretary

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek project, the Fourmile Basin project, and the Stockade Mountain Property, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.